Cardio Diagnostics Holdings, Inc.

411 W. Superior Street, Suite 444

Chicago, IL 60654

January 29, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Cardio Diagnostics Holdings, Inc. Registration Statement on Form S-3 File No. 333-276725

Ladies and Gentlemen:

Please accept this letter as a delaying amendment to the above-referenced Registration Statement on Form S-3 filed by Cardio Diagnostics Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on January 26, 2024 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

The Company requests that the Staff contact Rupert Russell at (415) 425-5839 with any questions or comments.

Very truly yours, CARDIO DIAGNOSTICS HOLDINGS, INC.

By:	/s/ Elisa Luqman
Elisa Luqman Chief Financial Officer

cc:	P. Rupert Russell, Esq. Shartsis Friese LLP